SUPPLEMENT DATED DECEMBER 10, 2008
TO
PROSPECTUS DATED MAY 15, 2008
FOR
SUN PRIME VARIABLE UNIVERSAL LIFE
ISSUED BY SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK
SUN LIFE (N.Y.) VARIABLE ACCOUNT D

For Certificates with an Investment Start Date on or after January 26, 2009, the following changes apply:

I.           The Death Benefit Options section is revised by the addition of the following:  “To be eligible to elect scheduled increases in SIA, Option A must be the death benefit option chosen.”

II.           The second paragraph of the Changes in Death Benefit Options section is deleted and replaced with the following:  “If You change from Option A to Option B, a decrease equal to the Certificate’s Account Value on the effective date of the change will be applied as follows:  first, to the initial SIA; second, to the oldest increases in SIA, in chronological order; third, to the most recent increase in SIA; fourth, to the initial SFA, up to the $100,000 minimum; fifth, to the oldest increases in SFA, in chronological order; and lastly , to the most recent increase in SFA.  Future scheduled increases will be cancelled.”
III.
The first paragraph of the Increases section is deleted and replaced with the following:  “After the first certificate anniversary, You may request an increase in the SFA and SIA.  You may also choose to schedule increases in SIA.  This may be done at time of initial application or a later date.  To schedule increases, You must make a written request to us and provide satisfactory evidence of the Insured’s insurability.  Once evidence is submitted and approved, no further evidence needs to be provided at the time increases are scheduled to go into effect.  Further, no deterioration in the Insured’s health will negatively impact future scheduled increases.

Persons interested in scheduled increases are generally those who are matching their insurance coverage amounts to their income and anticipate annual increases in compensation.

The cost of insurance charges and monthly expense charges applicable to an increase in SFA and SIA may be higher or lower than those charged on the original sums if the Insured’s health has changed to a degree that qualifies the Insured for a different risk classification.  Additional certificate specification pages will be provided to show the applicable guaranteed maximum cost of insurance charges applicable to any increase.  The certificate specification pages will also show the amounts of any scheduled increases and the dates those increases take effect.”

IV.           The Decreases section is revised by the addition of the following:  “If a decrease in SFA or SIA is elected, all future scheduled increases in SIA are cancelled.”

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.